VIA ELECTRONIC TRANSMISSION

Laura Hatch, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4464

Re:	The Hartford Mutual Funds, Inc. - Registration Statement on Form N-14
(File Nos. 333-02381/811-07589)

Dear Ms. Hatch:

This letter responds to comments you provided in our telephonic discussion on Thursday, May 7, 2009, in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), filed on behalf of The Hartford Mutual Funds, Inc. (the “Registrant”) on April 15, 2009. The Registration Statement was filed in connection with the proposed reorganizations in which The Hartford Global Equity Fund (the “Acquiring Fund”), a series of the Registrant, will acquire all of the assets of The Hartford Global Communications Fund, The Hartford Global Financial Services Fund and The Hartford Global Technology Fund (together with The Hartford Global Communications Fund and The Hartford Global Financial Services Fund, the “Acquired Funds”), each a series of the Registrant, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Funds. We have either responded to your questions/comments on behalf of the Registrant, or have described how the Registrant will address your comments in a Post-Effective Amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.

Responses to Comments

The responses to your comments below are numbered according to the order in which you provided such comments. Capitalized terms have the same meaning as defined in the Registration Statement.

1.

Comment:      Please indicate whether any securities held by the Acquired Funds will be sold immediately prior to the completion of the Reorganizations given that the Acquiring Fund is a global equity fund.

Response:      With the exception of sales made in the ordinary course of an Acquired Fund’s business as an open-end investment company registered under the Investment Company Act of 1940, as amended, HIFSCO does not intend to sell any securities held by the Acquired Funds immediately prior to the completion of the Reorganizations.

2.

Comment:      If applicable, please add disclosure on page 4 of the Registration Statement indicating how proxies, abstentions and broker non-votes will be voted regarding adjournment in the event a quorum is not obtained.

Response: We have revised the disclosure on page 4 to include the following:

“For purposes of adjournment to vote on the Proposal, the persons named as proxies will vote FOR such adjournment for those proxies for which they are entitled to vote FOR the Proposal and will vote AGAINST any such adjournment for those proxies for which they are required to be voted AGAINST the Proposal. Abstentions and broker non-votes will not be voted either for or against the adjournment. At any subsequent reconvening of the meeting, proxies will (unless previously revoked) be voted in the same manner as they would have been voted at the Meeting.”

3.	Comment: Please confirm that the Acquiring Fund invests at least 40% of its assets outside the United States.

Response: As of March 31, 2009, the Acquiring Fund invested at least 40% of its assets outside the United States.

We note that the Acquiring Fund’s principal investment strategy discloses that “the fund will typically seek to maintain some representation in each major industry represented in the MSCI All Country World Index. The MSCI All Country World Index is currently comprised of forty-eight countries. The fund will invest in securities of companies located in a number of different countries throughout the world, one of which may be the United States; however the fund has no limit on the amount of assets that may be invested in each country.” Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended, clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release states that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” Moreover, the SEC staff has distinguished “global” investment companies by suggesting that an investment company with “global” in its name should invest in securities of issuers in at least three different countries (which may include the United States). (See January 3, 1991 Dear Registrant Letter).

In adopting an investment policy that the Acquiring Fund “will invest in securities of companies located in a number of different countries throughout the world, one of which may be the United States,” the Registrant believes that its investment policy is consistent with SEC staff guidance with respect to the use of the term “global” in a fund’s name.

4.

Comment:      On page 23 of the Registration Statement, the total annual operating expenses, the contractual expense reimbursement, and the net annual operating expenses for Class A shares of the Acquiring Fund are stated to be 1.92%, 0.36% and 1.56%, respectively. However, Note 6 on page 24 of the Registration Statement indicates that HIFSCO has contractually agreed to reimburse expenses to the extent necessary to maintain total annual operating expenses for Class A shares of the Acquiring Fund at 1.60%, with limited exceptions. Please explain why the amount of expenses that have been reimbursed is greater than the amount required by HIFSCO’s contractual expense reimbursement arrangement.

Response:      HASCO, the Acquiring Fund’s transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the Acquiring Fund’s average daily net assets per fiscal year. The additional expense reimbursement is due to HASCO’s contractual arrangement.

5.

Comment:      On pages 23, 29, and 34 of the Registration Statement, please add Note 6 next to the “Less: Contractual Expense Reimbursement” and “Net annual operating expenses” line items for Global Equity Fund Pro-Forma(1) and Global Equity Fund Pro- Forma(2). On pages 24, 25, 26, 30, 31, 35, 36 and 37 of the Registration Statement, please add Note 4 next to the “Less: Contractual Expense Reimbursement” and “Net annual operating expenses” line items for Global Equity Fund Pro-Forma(1) and Global Equity Fund Pro-Forma(2).

Response: We have revised the disclosure as appropriate in response to this request.

6.

Comment:      With respect to the Acquiring Fund’s 1 year expense example, we note that the gross expenses were used. Since the Contractual Expense Reimbursement terminates on February 28, 2010, the Acquiring Fund may use net expenses in the 1 year expense example.

Response:      Gross expenses were used in the 1 year expense example because there is less than one year from the Registration Statement’s May 15, 2009 filing date to the Contractual Expense Reimbursement’s February 28, 2010 termination date.

7.

Comment:      Please consider expanding the “Tax Considerations” disclosure contained on Page 45 of the Registration Statement to include that the tax basis and holding periods of the Acquired Funds’ shareholders will not change as a result of the Reorganizations. In addition, please consider including a discussion on the limitations on the use of capital loss carryforwards as a result of the Reorganizations.

Response: The “Tax Considerations” disclosure contained on Page 45 will be restated in the definitive filing to read as follows:

“TAX CONSIDERATIONS

The Reorganizations are expected to qualify for Federal income tax purposes as tax-free reorganizations under Section 368 of the Code. It is intended that, as a result of each Reorganization: (i) Acquired Fund shareholders will not recognize a taxable gain or loss on the exchange of their Acquired Fund shares for shares of the Acquiring Fund; (ii) Acquired Fund shareholders will have the same aggregate tax basis in the Acquiring Fund shares received pursuant to the Reorganization as in their Acquired Fund shares; and (iii) assuming that Acquired Fund shares are held as a capital asset on the date of the Closing, the holding period for Acquiring Fund shares will include the period for which such shareholder held its Acquired Fund shares. As a condition to the Closing, the Funds will request an opinion from the law firm of Dechert LLP to the effect that the Reorganizations will qualify as tax-free reorganizations for Federal income tax purposes. That opinion will be based in part upon certain assumptions and upon certain representations made by the Funds.

In addition, the Acquiring Fund’s ability to use the capital loss carryovers (if any) of the Acquired Funds to offset gains of the Acquiring Fund in a given year after the Reorganizations may be limited by loss limitation rules under Federal tax law. If capital loss carryovers of an Acquired Fund are limited by those rules, it is possible that the limitations could result in a portion of the Acquired Fund’s capital loss carryovers eventually expiring unutilized. The impact of those loss limitation rules will depend on the relative sizes of, and the losses and gains in, the Acquired Funds and the Acquiring Fund at the time of the Reorganizations and thus cannot be calculated precisely at this time.”

8.	Comment: Please add “The Hartford Global Equity Fund” to the Proforma Combined column heading on pages Part B-5 through Part B-14 of the Registration Statement.

Response: We have revised the disclosure as appropriate in response to this request.

9.

Comment:      With respect to the Combined Schedule of Investments included in the Statement of Additional Information section of the Registration Statement, please identify any securities held by the Acquired Funds that will be sold immediately prior to the completion of the Reorganizations.

Response: Please see response to Comment 1.

10.	Comment: Please indicate which Fund(s) held the futures contracts and the forward foreign currency contracts disclosed on pages Part B-15 and Part B-16 of the Registration Statement.

Response: We have revised the disclosure as appropriate in response to this request.

Please do not hesitate to contact me at (617) 728-7165 or Kevin M. Bopp at (212) 641-5691 with any additional questions or comments.

Sincerely,

/s/ Kathryn S. Cohen

Kathryn S. Cohen

cc:	Michael G. Phillips
John V. O’Hanlon
Kevin M. Bopp